

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Plan Year Ended **December 31, 2007.**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-6560

C. Full title of the plan and address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION AND RETIREMENT COMMITTEE

By: [signature]
Robert H. Kelley, Member, Pension and Retirement Committee

Date: June 27, 2008

Table of Contents

The Savings Plan for Employees of The Fairchild Corporation is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Savings Plan for Employees of The Fairchild Corporation for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

Savings Plan For Employees Of The Fairchild Corporation

Financial Statements With Supplemental Information

Years Ended December 31, 2007 And 2006
With Report Of Independent Registered Public Accounting Firm

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Table of Contents



BDO Seidman, LLP
Accountants and Consultants

7101 Wisconsin Avenue, Suite 800
Bethesda, Maryland 20814-4868
Telephone: (301) 654-4900
Fax: (301) 654-3567

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Savings Plan for the Employees of The Fairchild Corporation
Mclean, Virginia

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for the Employees of The Fairchild Corporation (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2006, were audited by other auditors whose report dated June 28, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held At End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Bethesda, Maryland
June 25, 2008

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
100 North Charles St., Ste. 1300
Baltimore, MD 21201-3821
O 410.347.5254 F 410.727.1936
www.mcgladrey.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Savings Plan for Employees of The Fairchild Corporation
McLean, Virginia

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Savings Plan for Employees of The Fairchild Corporation as of December 31, 2006, and the changes in its financial status for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the Plan's basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 2, the plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

McGladrey & Pullen, LLP

Baltimore, Maryland
June 28, 2007

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Statements Of Net Assets Available For Benefits
December 31, 2007 And 2006

	2007	2006
Assets:		
Investments at fair value (See Note 2):		
Common/collective trusts	$ 25,860,267	$ 32,746,436
Common stocks	53,767	54,820
Mutual funds	16,950,101	18,027,978
Loans to participants	512,045	555,776
Employer securities	403,125	306,230
	43,779,305	51,691,240
Interest-bearing cash	433	-
Receivables:		
Employee contributions	62,808	68,719
Employer contributions	19,832	20,697
	82,640	89,416
Total assets	43,862,378	51,780,656
Liabilities:		
Excess employee contributions refundable	(17,462)	(8,686)
Net assets available for benefits, at fair value	43,844,916	51,771,970
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(264,655)	24,781
Net assets available for benefits	$ 43,580,261	$ 51,796,751

See Accompanying Notes To The Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Statements Of Changes In Net Assets Available For Benefits
Years Ended December 31, 2007 And 2006

	2007	2006
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Investments	$ 1,336,300	$ 3,070,694
Employer securities	63,218	(55,889)
	1,399,518	3,014,805
Interest and dividends	2,107,087	1,850,691
Total investment income	3,506,605	4,865,496
Contributions:		
Participant	983,444	1,004,236
Employer	264,963	284,375
Other	144,522	60,980
	1,392,929	1,349,591
Total additions	4,899,534	6,215,087
Deductions:		
Deductions from net assets attributed to:		
Benefits paid directly to participants	(12,984,010)	(4,521,977)
Administrative expenses	(132,014)	(51,484)
	(13,116,024)	(4,573,461)
Net (decrease) increase	(8,216,490)	1,641,626
Net assets available for benefits:		
Beginning of year	51,796,751	50,155,125
End of year	$ 43,580,261	$ 51,796,751

See Accompanying Notes To The Financial Statements.

Note 1. Description of Plan

The following description of the Savings Plan for Employees of The Fairchild Corporation ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions and definitions.

The purpose of the Plan is to provide a vehicle for the eligible employees of The Fairchild Corporation ("the Corporation") and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor discretionary matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its board of directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

Each employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan. Newly hired employees over age 18 are eligible for Plan participation on the first of the month following 60 days of service. Unless the employee enrolled in the Plan or waived participation in the Plan, the newly eligible employee will be automatically enrolled after the first of the month upon completion of 90 days of service, and a pre-tax contribution of 3% will be withheld from the participant's eligible compensation. The contributions made to the Plan on the participant's behalf will be invested in the Putnam Stable Value Fund selected in accordance with Plan procedures established by the Plan Administrator. Effective April 1, 2008, the Plan's Qualified Default Investment Alternative will be to invest participant's contributions into the T.Rowe Price Retirement Fund.

Highly compensated employees may contribute up to 15% of compensation, and non-highly compensated employees may contribute up to 20% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Plan Sponsor matching contributions are discretionary and determined annually by the Board of Directors. The Plan document allows for matching contributions to be made by the Plan Sponsor on behalf of each participant of the Plan in the amount equal to 50% of the sum of the participant's before-tax and after-tax contributions, up to 5% of the participant's annual compensation. Employer matching contributions made for the plan year 2007 and 2006 were $264,963 and $284,375, respectively.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan reflect the accrual basis of accounting. The following accounting policies were followed in determining the value of the net assets available for benefits:

Note 2. Summary of Significant Accounting Policies (Continued)

1. Benefits to participants are recorded when paid.

2. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits are prepared at fair value and adjusted from fair value to contract vale.

Administrative Expenses - The Plan provides that all usual and reasonable administrative expenses of the Plan related to trustee fees, record-keeping fees, and investment management fees may be paid out of the Plan assets.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Corporation contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration - The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include, but are not limited to, interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan.

Investments Valuation and Income Recognition - Investments are stated at fair value. Investments in marketable equity and debt securities are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. Shares held in the Putnam S&P 500 Index Fund and Putnam Bond Index Fund bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. The Plan's interest in the Putnam Stable Value Fund collective trust fund is reported at fair value, as valued by the investment advisor using the audited financial statements of the collective trust at year-end and then adjusted to contract value based on those financial statements. Loans to participants are stated at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Employees may invest in the funds in increments of 1%. Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

Participant Loans - Participant Loan Account - Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or longer for a home loan. One loan to purchase a home and two

Note 2. Summary of Significant Accounting Policies (Continued)

general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participants' individual accounts. Interest rates on loans range from 5.0% to 10.0%, which is commensurate with local prevailing rates as determined by the Plan Administrator.

Vesting – Participants are 100% vested in their voluntary contributions plus earnings thereon. The Plan's vesting schedule for employer contributions and earnings thereon is as follows:

Full Years Of Vesting Service	Percentage Vested
Less than one	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Vesting service means each Plan year during which an employee has completed no less than 1,000 hours of service.

In the event of disability or retirement, as defined under the Plan provisions, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and non-forfeitable at all times.

Distributions – Distributions are paid as lump sum payments. If a participant's total benefit is $1,000 or less, the entire amount may be paid in a lump-sum distribution at the discretion of the Plan Administrator. Any participants who were receiving installments or annuities under prior plan provisions are able to continue receiving payments in that form. If a participant terminates employment prior to attaining full vesting, the non-vested value of the Corporation's matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $9,377 and $113 in 2007 and 2006, respectively. All administrative expenses paid by the Plan in 2007 and 2006, except for $63,262 and $3,818, respectively, were paid from the forfeiture account. Participants, under certain conditions, may make a financial hardship withdrawal of all or part of their vested accounts. Such withdrawals may not exceed the amount required to meet the immediate financial needs created by the hardship.

Note 3. Investments

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

	2007	2006
Putnam Bond Index Fund	$ 3,461,766	$ 3,288,703
Putnam Stable Value Fund	13,037,611	19,488,127
Putnam S&P 500 Index Fund	9,360,890	9,969,606
T. Rowe Price Balanced Fund	4,700,181	5,162,286
MSIF Small Company Growth Portfolio	3,358,287	4,281,857
American Funds Growth Fund of America	3,645,037	3,610,276
Thornburg International Value Fund CL I	4,464,406	4,147,344
Other investments	1,751,127	1,743,041
	$ 43,779,305	$ 51,691,240

For the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,399,518 and $3,014,805, respectively, as described below:

	2007	2006
Common/collective trusts	$ 745,072	$ 1,545,588
Mutual funds	547,741	1,500,080
Common stock	43,487	25,026
Employer securities	63,218	(55,889)
	$ 1,399,518	$ 3,014,805

Note 4. Tax Status

On February 25, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, indicating that the Plan as designed and amended was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Note 5. Plan Termination

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

Note 6. Correction Related to MetLife Demutualization

In 2000, Metropolitan Life Insurance Company went through a demutualization process whereby it converted from a mutual insurance company, owned by policy holders, to a stock insurance company, owned by stockholders (the Demutualization). The name of the new company remained Metropolitan Life Insurance Company (MetLife) but it

Note 6. Correction Related to MetLife Demutualization (Continued)

became owned by a holding company, MetLife, Inc. In the Demutualization, policy holders of MetLife received either (1) common stock of MetLife, Inc., (2) cash, or (3) policy credits.

At the time of the Demutualization, the Plan had a guaranteed investment contract (GIC) from MetLife. The GIC was designed to preserve the principal balance of funds in the Plan and provide for a rate of return. As part of the Demutualization, MetLife issued shares of MetLife, Inc. stock to GIC holders unless the holders requested an alternative form of compensation.

On April 7, 2000 (the Distribution Date), MetLife issued a certificate representing 103,810 shares of MetLife, Inc. stock to Putnam Fiduciary Trust Company (Putnam) as trustee for the Plan at the time. The sale of the stock and additional dividends from the earnings on the sale of the MetLife stock in 2005 resulted in investment income of $5,161,049. Due to administrative error, the proceeds were not timely allocated to participants' accounts. The Company filed a Voluntary Correction Process with the Internal Revenue Service (IRS) regarding the Plan to seek IRS approval of a proposed correction to allocate the proceeds to the proper participants' accounts. On September 25, 2006, the IRS issued a Compliance Statement approving the Company's proposed method of correction. All corrective actions were completed by December 15, 2006. Distributions associated with the MetLife Demutualization were $3,187,636 and $2,900 in 2007 and 2006, respectively.

Note 7. Risks and Uncertainties

The Plan invests in common collective trusts, mutual funds and stocks. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 8. Plan Amendments

On November 11, 2006, the Plan was amended, effective January 1, 2006, to comply with final Treasury regulations issued under Sections 401(k) and 401(m) of the Internal Revenue Code.

On May 8, 2006, the Plan was amended, effective April 28, 2006, as a result of a reduction in workforce at Fairchild Sports USA, Inc. formerly known as Intersport Fashions West, Inc., an affiliate of the Plan Sponsor, to fully vest in both the discretionary and matching contributions credited to their accounts, the employees who were involuntarily terminated by the Plan Sponsor or were requested to resign by the Plan Sponsor.

Note 9. Related Party Transactions

Mercer Trust Company (Mercer) is the Trustee of the Plan. Mercer and Putnam are related entities by virtue of being owned by a common parent. Certain plan investments are common/collective trusts managed by Putnam and therefore these transactions qualify as party-in-interest. No fees were paid by the Plan to Putnam for investment management services for the years ended December 31, 2007 or 2006.

The Plan holds common shares of the Plan Sponsor and there are participant loan transactions which both qualify as exempt party-in-interest transactions.

Note 10. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 43,580,261	$ 51,796,751
Deemed distributions	(123,250)	(140,830)
Net assets available for benefits per the Form 5500	$ 43,457,011	$ 51,655,921

The following is a reconciliation of investments per the financial statements as of December 31, 2007 and 2006, to the Form 5500:

	2007	2006
Investments per the financial statements	$ 43,779,305	$ 51,691,240
Deemed distributions	(123,250)	(140,830)
Adjustment from fair value to contract value	(264,655)	24,781
Investments per the 5500	$ 43,391,400	$ 51,575,191

The following is a reconciliation of deemed distributions per the financial statements for the years ended December 31, 2007 and 2006, to the Form 5500:

	2007	2006
Deemed distributions per the financial statements	$ -	$ -
Deemed distributions change from prior year	(17,580)	20,394
Deemed distributions per the Form 5500	$ (17,580)	$ 20,394

Note 11. New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. We are required to adopt this statement in fiscal 2008, except as it relates to certain non-financial assets and liabilities for which SFAS No. 157 is effective in fiscal 2010. Management currently believes that as shown on the financial statements, the adoption of SFAS No. 157 will not have a significant impact on the Plan's financial statements.

Note 12. Pension Protection Act of 2006

The Pension Protection Act of 2006 (PPA) was signed August 17, 2006. Notice and disclosure and other changes mandated by the PPA will become effective for the plan year beginning January 1, 2008. The effect of these changes has not yet been determined.

SUPPLEMENTAL SCHEDULES

Schedule Of Assets (Held At End Of Year)
Form 5500 - Schedule H, Item 4i
December 31, 2007

Employer Identification Number: 54-1794337
Plan Number: 014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Shares	(d) Cost**	(e) Current Value
*	Putnam Bond Index Fund	Common/collective trust	217,175		$ 3,461,766
*	Putnam Stable Value Fund (1)	Common/collective trust	12,772,956		13,037,611
*	Putnam S&P 500 Index Fund	Common/collective trust	239,225		9,360,890
	American Funds Growth Fund of America	Mutual fund	107,969		3,645,037
	MSIF Small Company Growth Portfolio	Mutual fund	255,967		3,358,287
	Thornburg International Value Fund	Mutual fund	131,732		4,464,406
	T. Rowe Price Balanced Fund	Mutual fund, Class I	228,164		4,700,181
	Goldman Sachs Small Cap Value	Mutual fund	6,417		219,511
	T. Rowe Price Equity Income Fund	Mutual fund	20,024		562,679
*	Plan participants	Participant Loans (5.0%-10.0%)***			512,045
*	Fairchild Corporation Stock	Employer securities-common shares	155,048		403,125
	Global Sources Ltd. Stock Fund	Common stock	1,905		53,767
					$ 43,779,305

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant directed investments.

*** Maturity dates of loans are from January 2008 to November 2014.

(1) The current value on the Form 5500 is presented at contract value for this investment.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Schedule Of Assets (Held At End Of Year)
Form 5500 - Schedule H, Item 4i
December 31, 2006

Employer Identification Number: 54-1794337
Plan Number: 014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Shares	(d) Cost**	(e) Current Value
*	Putnam Bond Index Fund	Common/collective trust	220,570		$ 3,288,703
*	Putnam Stable Value Fund (1)	Common/collective trust	19,512,908		19,488,127
*	Putnam S&P 500 Index Fund	Common/collective trust	268,216		9,969,606
	American Funds Growth Fund of America	Mutual fund	110,541		3,610,276
	MSIF Small Company Growth Portfolio	Mutual fund	321,702		4,281,857
	Thornburg International Value Fund	Mutual fund	142,963		4,147,344
	T. Rowe Price Balanced Fund	Mutual fund, Class I	242,475		5,162,286
	Goldman Sachs Small Cap Value	Mutual fund	7,266		320,482
	T. Rowe Price Equity Income Fund	Mutual fund	17,114		505,733
*	Plan participants	Participant Loans (5.0%-10.0%)***			555,776
*	Fairchild Corporation Stock	Employer securities-common shares	139,831		306,230
	Global Sources Ltd. Stock Fund	Common stock	3,083		54,820
					$ 51,691,240

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant directed investments.

*** Maturity dates of loans are from March 2007 to November 2014.

(1) The current value on the Form 5500 is presented at contract value for this investment.



BDO Seidman, LLP
Accountants and Consultants

7101 Wisconsin Avenue, Suite 800
Bethesda, Maryland 20814-4868
Telephone: (301) 654-4900
Fax: (301) 654-3567

Consent of Independent Registered Public Accounting Firm

Savings Plan for Employees of The Fairchild Corporation
McLean, Virginia

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-38302, 333-97703, 333-82828, 333-16821) of our report dated June 25, 2008, relating to the financial statements and supplemental schedule of the Savings Plan for Employees of The Fairchild Corporation appearing on this Form 11-K for the year ended December 31, 2007.

BDO Seidman, LLP

Bethesda, Maryland
June 27, 2008

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
100 North Charles St., Ste. 1300
Baltimore, MD 21201-3821
O 410.347.5254 F 410.727.1936
www.mcgladrey.com

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Fairchild Corporation
Savings Plan for the Employees of the Fairchild Corporation

We consent to the incorporation by reference in previously filed Registration Statement No. 333-97703 on Form S-8 of the Fairchild Corporation, of our report, dated June 28, 2007, relating to the statement of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in this Annual Report on Form 11-K of the Savings Plan for Employees of the Fairchild Corporation for the year ended December 31, 2007.

McGladrey & Pullen, LLP

Baltimore, Maryland
June 27, 2008

END